Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarliving.com

NEWS RELEASE

Greenbriar Provides Update with Respect to Debt Settlement with
Captiva Verde Wellness Corp.

December 30, 2024	Trading Symbol: TSX Venture Exchange: GRB US OTC Market: GEBRF

Scottsdale, Arizona, December 30th, 2024 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") announces, further to its news release of August 30, 2024, that it is proceeding with its previously announced debt settlement agreement (the "Debt Settlement") with Captiva Verde Wellness Corp. ("Captiva").

Pursuant to the Debt Settlement, Greenbriar is settling $1,000,000 of debt (the "Indebtedness") owed by Greenbriar to Captiva by issuing Captiva 2,197,802 common shares of Greenbriar at a deemed price of $0.455 per common share.1

Details of the Indebtedness

Pursuant to an agreement entered into during the year-ended December 31, 2023, Greenbriar's wholly-owned subsidiary, Greenbriar Capital (U.S.) LLC ("Greenbriar USA"), is required to pay Captiva $5,591,588 in 48 equal installments of $116,491 beginning July 1, 2024 and ending on June 1, 2028 (as disclosed in Note 16 of Greenbriar's condensed consolidated interim financial statements for the three and six months ended June 30, 2024 and 2024).2 Greenbriar assumed $1,000,000 of this debt from Greenbriar USA.

The Debt Settlement represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva, the Chief Financial Officer of the Company, Anthony Balic, is also the Chief Financial Officer of Captiva and Michael Boyd, a director of the Company, is also a director of Captiva.

The completion of the Debt Settlement remains subject to acceptance by the TSX Venture Exchange.

All securities issued pursuant to the Debt Settlement will be issued pursuant to a prospectus exemption and are subject to a four month and one day hold period from the date of issuance.

1 The $0.455 deemed price is equivalent to the Company's closing share price on August 30, 2024, the day the Debt Settlement was announced.

2 The associated Management's Discussion and Analysis was amended and restated as at December 17, 2024, and filed under the Company's SEDAR+ at www.sedarplus.ca.

"Greenbriar Sustainable Living Inc. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trademark of TSX Inc. and is used under license."

TSX Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

About Greenbriar Sustainable Living Inc.

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski
Chief Executive Officer and Director
Phone: 949.903.5906

The Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the Exchange nor its Regulation Service Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the Debt Settlement and any acceptance by the TSX Venture Exchange. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR profile at www.sedarplus.ca). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

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"Greenbriar Sustainable Living Inc. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trademark of TSX Inc. and is used under license."
TSX Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF